CONDITIONAL DEBT CONVERSION AGREEMENT

THIS CONDITIONAL DEBT CONVERSION AGREEMENT (the "Agreement") is made and entered into by and among **Puget Technologies, Inc.**, a publicly held Nevada corporation ("Puget") subject to reporting requirements under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); **Hermann Burckhardt**, a Florida resident, Puget's president and a member of its board of directors ("Burckhardt" and the "Board", respectively); **Thomas Jaspers**, A Colorado resident, Puget's treasurer and secretary and a member of its Board ("Jaspers"); and, **Alpere, Inc.**, a Colorado corporation ("Alpere", Burckhardt, Jaspers and Alpere being hereinafter collectively referred to as the "Conditionally Converting Creditors" and generically as a "Conditionally Converting Creditors"; Puget and the Conditionally Converting Creditors being sometimes hereinafter collectively referred to as the "Parties" or generically as a "Party".

PREAMBLE:

WHEREAS, Qest Consulting Group, Inc., a Colorado corporation ("Qest") and stockholder in Puget that has been retained by Puget as a strategic consultant has advised Puget that in order for it to arrange for a reorganization of its operations designed to permit it to acquire one or more promising operating companies or develop new lines of businesses, it needs to reduce and hopefully eliminate all of its current indebtedness and in conjunction therewith, on October 20, 2020, Puget's board of directors requested that Messrs. Burckhardt and Jaspers convert the approximately $1,726,000 owed to them in accrued but unpaid salary and approximately $515,279 in cash advances, waiving all accrued interest thereon; and

WHEREAS, Puget's officers, in pursuit of the Qest recommendations and pursuant to directives of its Board of directors have concluded negotiations for settlement of all outstanding debts with Alpere and its affiliates arising out of a Master Credit Agreement entered into on August 9, 2013 with Shield Investments Inc., a corporation of currently unknown corporate domicile ("Shield"), such agreement having been assigned by Shield to Rock Bay LLC (also a business entity whose corporate domicile is currently unknown; "Rock Bay") pursuant to a Debt Purchase and Assignment Agreement dated October 31, 2014, and, Rock Bay having been acquired by Alpere on August 18, 2015 with the Master Credit Agreement transferred by Rock Bay, LLC to its parent, Alpere, on that same date, which Master Credit Agreement was supplemented by a Securities Exchange and Settlement Agreement dated as of February 2, 2015 between Alpere and Puget, a copy of which was filed by the parties thereto with the United States Securities and Exchange Commission (the "Commission"); and

WHEREAS, Puget drew down approximately $775,000 under the Master Credit Agreement, approximately $175,000 of which was subsequently converted into Puget Common Stock pursuant to the terms of the Securities Exchange and Settlement Agreement, leaving a currently outstanding principle balance of approximately $600,000 due; and

WHEREAS, in each of the foregoing cases, the Conditionally Converting Creditors have been asked by Puget to convert all of the Puget debt owed them pursuant to the exemptive provisions of Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), but waiving all accrued interest thereon, into shares of a new class of preferred stock, $0.001 par value currently being designated by Puget with the Secretary of State of the State of Nevada (the "Class B Convertible Preferred Stock"); and

WHEREAS, pursuant to the following terms but subject to the following conditions, the Conditionally Converting Creditors are agreeable to the foregoing:

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the Parties, intending to be legally bound, hereby agree as follows:

WITNESSETH:

ARTICLE I
DEFINITIONS

For purposes of this Agreement, the following terms, when appearing in their capitalized forms as follows, shall have the corresponding assigned meanings:

A. "3(a)(9) Exchange": shall mean an exchange of securities complying with the transaction exemption to otherwise applicable registration requirements for securities transactions under Section 5 of the Securities Act, provided by Section 3(a)(9) thereof.

B. "Accredited Investor": An investor that meets the requirements for treatment as an accredited investor, as defined in Rule 501(a) of Commission Regulation D.

C. "Affiliate": with respect to any specified Person, any other Person who, directly or indirectly, through one or more intermediaries, Controls, is Controlled By, or is Under Common Control With, such specified Person.

D. "Agreement": shall have the meaning specified in the preamble above.

E. "Authorization": any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Authority or pursuant to any Law.

F. "Beneficial Owner": with respect to any shares means a Person who shall be deemed to be the beneficial owner of such shares (i) which such Person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such Person or any of its Affiliates or associates has, directly or indirectly, A. the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding (iii) which are beneficially owned, directly or indirectly, by any other Persons with whom such Person or any of its Affiliates or associates or any Person with whom such Person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any such shares, or (iv) pursuant to Section 13(d) of the Exchange Act and any rules or regulations promulgated thereunder.

G. "Blue Sky Law(s)": shall mean securities laws adopted by any state.

H. "Board": as used in this Agreement the term "Board" shall refer to the board of directors of Puget, as constituted from time to time.

I. "Class B Convertible Preferred Stock": For the purpose of this Agreement, the term "Class B Convertible Preferred Stock" shall mean (I) the class of capital stock designated as Class B Convertible Preferred Stock in the Certificate of Designation filed by Puget with the Nevada Department of State, or (ii) any other class of stock resulting from successive changes or

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reclassifications of such capital stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value.

J.   "Commission": shall mean the U.S. Securities and Exchange Commission.

K.   "Common Stock": shall mean the shares of Puget's common stock, $0.001 par value, 4,990,000,000 shares of which are currently authorized.

L.   "Control" (including "Controlled By" and " Under Common Control With"): the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

M.   "Converted Debt": All funds owed by Puget to the Conditionally Converting Creditors as of the date of this Agreement, as reflected in exhibit 1(D).

N.   "Current Public information": in an appropriate format the information concerning a given issuer specified in paragraphs A.(S)(i) to (xiv) inclusive, and paragraph A.(S)(xvi), of Rule 15c2-

O.   11 of the Rules and Regulations promulgated under the Exchange Act.

P.   "Exchange Act": the Securities and Exchange Act of 1934, as amended.

Q.   "Exchange Act Reports": The reports on Commission Forms 10, 10-K, 10-Q and 8-K and Commission Schedules 14A and 14C, that Puget is required to file pursuant to Sections 13, 14, 15(d) and 12(g) of the Exchange Act.

R.   "FINRA": shall mean the Financial Industry Regulatory Authority.

S.   "Governmental Authority": shall mean any entity or body exercising executive, legislative , judicial, regulatory or administrative functions of or pertaining to United States federal, state, local, or municipal government, foreign, international, multinational or other government, including any department, commission, board, agency, bureau, subdivision, instrumentality, official or other regulatory, administrative or judicial authority thereof, and any non-governmental regulatory body to the extent that the rules and regulations or orders of such body have the force of Law.

T.   "IRC": shall mean the United States Internal Revenue Code of 1986, as amended.

U.   "Knowledge": of a given Person, and with respect to any fact or matter, the actual knowledge of the directors and executive officers of such Person and each of its Subsidiaries, together with such knowledge that such directors, executive officers and other employees could be expected to discover after due investigation concerning the existence of the fact or matter in question.

V.   "Law" means any statute, law (including common law), constitution, treaty, ordinance, code, order, decree, judgment, rule, regulation and any other binding requirement or determination of any Governmental Authority.

W.   "Liens" means any liens, claims, charges, security interests, mortgages, pledges, easements, conditional sale or other title retention agreements, defects in title, covenants or other restrictions of any kind, including, any restrictions on the use, voting, transfer or other attributes of ownership.

X.   "Material Adverse Effect": with respect to any Person, any state of facts, development, event, circumstance, condition, occurrence or effect that, individually or taken collectively with all other preceding facts, developments, events, circumstances, conditions, occurrences or effects is materially adverse to the condition (financial or otherwise), business, operations or results of operations of such Person, or (b) impairs the ability of such Person to perform its obligations under this Agreement.

Y.   "Parties": shall have the meaning specified in the preamble to this Agreement.

Z.   "Person": an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, Governmental Authority, a person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), or any political subdivision, agency or instrumentality of a Governmental Authority, or any other entity or body.

AA.   "Qest": Qest Consulting Group, Inc., an Affiliate of Puget which serves as its strategic consultant.

BB.   "Rule 144": Rule 144 promulgated under the Securities Act.

CC.   "SEC Reporting Company": any company with a class of common stock registered under Section 12 of the Exchange Act and that, as of the date hereof is, and for at least the ninety (90) day period immediately preceding the date hereof has been, subject to the periodic and other reporting requirements of either Section 13 or 15(d) of the Exchange Act.

DD.   "Securities Act": the Securities Act of 1933, as amended.

EE.   "Service": shall mean the United States Internal Revenue Service.

FF.   "Shell Company": a company having no or nominal operations and either A. no or nominal assets, (b) assets consisting solely of cash and cash equivalents, or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets.

GG.   "Transfer Agent": as of any given date, the transfer agent firm engaged by Issuer to perform securities transfer agent and related services for the Issuer.


ARTICLE II
CONVERSION


A.   Subject to the conditions precedent and subsequent referred to in the Preamble of this Agreement, hereby incorporated by reference herein, Conditionally Converting Creditors hereby convert the Converted Debt into shares of Puget's unregistered Class B Convertible Preferred Stock, as follows:


Please Initial: Puget: _____ Burckhardt: _____ Jaspers: _____ Alpere: _____


Conditionally Converting Creditor	Principal of Debt and Accrued but unpaid Salaries Converted	Accrued Interest of Debt Converted	Shares of Class B Convertible Preferred Stock Issuable
Burckhardt	$819,000	Waived	864,751
Jaspers	$1,422,279	Waived	1,501,731
Alpere	$600,000	Waived	633,518
Totals	$2,841,279	Waived	3,000,000

the foregoing transaction being effected without registration under the Securities Act or Blue Sky Laws, based on the exemption from registration provided by Section 3(a)(9) of the Securities Act and comparable exemptions provided under applicable Blue Sky Laws.

B.   Current Valuation of the Class B Convertible Preferred Stock

(1)   The Parties hereby acknowledge that there exists no trading market for the Class B Convertible Preferred Stock, that its book value is nil and that its par value is $0.001 per share and that based on the conversion feature of ten shares of Common Stock for every share of Class B Convertible Preferred Stock, were the Class B Convertible Preferred Stock converted into Common Stock and eligible for trading under applicable Securities Laws, which it is not, its reasonable current value would be approximately $0.005 per share.

(2)   Because Messrs. Burckhardt and Jaspers have indicated to Puget that they intend to elect to have the portion of the shares of Class B Convertible Preferred Stock issued to them allocable to salary currently taxed as ordinary income pursuant to IRC Section 83(b) by election with the Service within 30 days of the date of this Agreement (to be deemed the date of the grant), and to therefore immediately begin the capital gains holding period therefore, the Parties have hereby irrevocably agreed that par value is the most reasonable basis for valuation of the Class B Convertible Preferred Stock, and the accuracy of such valuation shall constitute a condition subsequent to the transaction effected hereby.

(3)   Should that valuation be deemed inaccurate by the Service, then in such event, Mr. Burckhardt and Mr. Jaspers shall have the right, severally, to have the portion of this Agreement relating to salaries, as to the one making such election, declared null and void *ab initio*, whereupon the debt to the electing Party for salaries extinguished hereby will be deemed reinstated, together with accrued interest, as if this Agreement, as to the electing Party, had never existed.

C.   Operative provisions:

(1)   Closing on the conversions contemplated hereby shall take place concurrently with the execution of this Agreement by the Parties and in conjunction therewith, each Party shall be deemed to have issued to the other a general release, accord and full satisfaction with respect to the debts subject to this Agreement on the following terms: "*In consideration for the exchange of covenants reflected above but excepting only the obligations created by this Agreement, the Parties hereby each release, discharge and forgive the other, and each of the others' members, officers, directors, partners, agents and employees from any*

and all liabilities, whether current or inchoate, from the beginning of time until the date of this Agreement."

(2)   Each Party hereby agrees to forthwith, at the request of any other Party ("Requesting Party"), execute on a form prepared by the Requesting Party written and subscribed evidence of the foregoing general release, accord and full satisfaction.

(3)   Certificates for the shares of Puget's Class B Convertible Preferred Stock issuable hereunder shall be tendered to each of the Conditionally Converting Creditors in the amounts and subject to the restrictions called for hereby, on or before the end of the tenth business day following the date of this Agreement.

(4)   Puget, through its Transfer Agent, currently Issuer Direct Corporation, with offices at One Glenwood Ave, Suite 1001, Raleigh, NC 27603, shall maintain a register for ownership and transfer of Class B Convertible Preferred Stock, and shall promptly provide its Transfer Agent with copy of this Agreement and an adequate supply of certificates, at such time as transfers of Class B Convertible Preferred Stock become appropriate.

(5)   Concurrently with the execution of this Agreement, Alpere shall tender to Puget, marked "fully paid and satisfied", all original certificates, promissory notes, debentures, bonds or other instruments evincing loans to Puget or for payment of which Puget is responsible under the Master Credit Agreement and Securities Exchange and Settlement Agreement first above described.

(6)   Concurrently with the execution of this Agreement, Burckhardt and Jaspers shall tender to Puget a signed release and satisfaction specifying all advances to Puget to date, as well as a release for all claims to funds due to date for accrued but unpaid salaries.

C.   The Parties hereby acknowledge that the Conditionally Converting Creditors have waived all rights to interest due on the Converted Debt and that the conversion hereby applies only to principal due.

ARTICLE III
REPRESENTATIONS, WARRANTIES & ACKNOWLEDGEMENTS

A.   Each of the Conditionally Converting Creditors represents, warrants and covenants to Puget that:

(1)   Because of its preexisting relationship with Puget, it is aware of its currently precarious financial condition and lack of business operations currently rendering it a Shell Company, as well as the fact that it has not been able to comply with its Exchange Act reporting obligations;

(2)   The Conditionally Converting Creditor acknowledges that it has, based on its own substantial experience, the ability to evaluate the transactions contemplated hereby and the merits and risks thereof in general and the suitability of the transaction for it in particular;

(3)   The Conditionally Converting Creditor is fully aware of the material risks associated with becoming an investor in Puget and confirms that it was previously informed that all documents, records and books pertaining to this investment have been available from Puget and that all documents, records and books pertaining to this transaction requested by it have been made available to it;

(4)   The Conditionally Converting Creditor has had an opportunity to ask questions of and receive answers from the officers of Puget concerning the terms and conditions of this Agreement and the transactions contemplated hereby, as well as the affairs of Puget and related matters;

(5)   The Conditionally Converting Creditor has represented to Puget that it has the general ability to bear the risks of the subject transaction and that it is a suitable investor for a private offering and the Conditionally Converting Creditors hereby affirms the correctness of such information to Puget;

(6)   The Conditionally Converting Creditors acknowledges and is aware that:

(a)   The Class B Convertible Preferred Stock is a speculative investment with no assurance that Puget will be successful, or if successful, that such success will result in payments to the Conditionally Converting Creditors or to realization of capital gains by the Conditionally Converting Creditors on disposition of the Class B Convertible Preferred Stock; and

(b)   The Class B Convertible Preferred Stock to be issued to it has not been registered under the Securities Act or under any state securities laws, accordingly the Conditionally Converting Creditors may have to hold such stock and may not be able to liquidate, pledge, hypothecate, assign or transfer it;

(7)   The Conditionally Converting Creditors has obtained its own opinion from its legal counsel to the effect that after an examination of the transactions associated herewith and the applicable law, no action needs to be taken by either the Conditionally Converting Creditors or Puget in conjunction with this Agreement and the issuance of the Class B Convertible Preferred Stock in conjunction therewith, other than such actions as have already been taken in order to comply with the securities law requirements of the Conditionally Converting Creditor's state of domicile; and

(8)   The Conditionally Converting Creditor has, together with its legal and investment advisors, examined the certificate of designation filed by Puget with the Nevada Secretary of State listing the attributes of the Class B Convertible Preferred Stock and considered them in making his investment decision hereunder.

B.   Representation and warranties of Puget and Alpere as corporate entities:

Puget and Alpere hereby represent and warrant to each of the other Parties that they are corporate entities organized, operating and in good standing as represented in this Agreement, that their entry into this Agreement has been authorized by all required corporate action and that the signatories hereto have been validly elected, are currently serving and have been properly authorized to enter into this agreement on behalf of their respective corporations; that their entry into this Agreement will not violate any applicable law or agreement to which their respective corporations are party, and that there are no liens or judgments impacting their ability to comply with the terms of this Agreement.

C.   Acknowledgments of the Conditionally Converting Creditors:

(a)   The certificates for the Class B Convertible Preferred Stock will bear restrictive legends and Puget's transfer agent will be instructed not to transfer the subject securities unless they have been registered pursuant to Section 5 of the Securities Act or an opinion of counsel to the Conditionally Converting Creditors satisfactory to legal counsel to Puget and Puget's president has been provided, to the effect that the proposed transaction is exempt from registration requirements imposed by the Securities Act, the Exchange Act and any applicable state or foreign laws.

(b)   The legend shall read as follows: *"The securities represented by this certificate were issued without registration under the Securities Act of 1933, as amended, or comparable state laws in reliance on the transactional exemptive provisions of Section 3(a)(9) thereof and comparable state law provisions. These securities may not be transferred pledged or hypothecated unless they are first registered under applicable federal, state or foreign laws, or the transaction is demonstrated to be exempt from such requirements to Puget's satisfaction."*

(c)   Notwithstanding the foregoing, the Parties agree that pursuant to the provisions of Rule 144(d)(3)(ii), the holding period under Rule 144 for the Class B Convertible Preferred Stock commenced on the date that the underlying funds in payment for the Converted Debt was received by or for the benefit of Puget.

(d)   The Parties acknowledge that as newly designated securities, there is currently no market for the Class B Convertible Preferred Stock, nor will one develop in the foreseeable future nor can there be any assurances that one will ever develop; however, the Parties acknowledge that the Puget board of directors (the "Board") has under consideration a recommendation by Qest to issue one million shares of Class B Convertible Preferred Stock as a dividend to holders of outstanding shares of its Common Stock on a *pro rata* basis, such shares to be restricted from transfer for a period of one year, and that should such plan be implemented, and should the Class B Convertible Preferred Stock be approved for trading by FINRA and should one or more securities brokerage firm authorized to make markets in securities decide to make a market therein, it is possible but not assured that a market for the Class B Convertible Preferred Stock could develop, although, even if one developed, there can be no assurances that it would last, how it would price the Class B Convertible Preferred Stock, or that it would last long enough for the Conditionally Converting Creditors to liquidate their Class B Convertible Preferred Stock, should they chose to do so.

D.   Covenant of Puget with respect to declaration of a stock dividend in shares of Class B Convertible Preferred Stock to holders of Puget Common Stock

Puget hereby agrees that, within six months after it has become current in all of its Exchange Act Reports as well as in all tax reporting and payment obligations, it will carefully consider the issuance of a stock dividend in shares of its Class B Convertible Preferred Stock to the holders of its Common Stock and for such purposes hereby immediately agrees to reserve 1,000,000 shares of the 5,000,000 newly designated shares of Class B Convertible Preferred Stock, it being the understanding of the Parties that the related declaration of stock dividend will be predicated on Puget's ability to comply with all applicable laws relating thereto, to the concurrence therewith by FINRA and with market makers in Puget's securities, and with the concurrence of any new investors in Puget securities who may have provided funds required by Puget to become current in all of its Exchange Act Reports as well as in all tax reporting and payment obligations.

ARTICLE IV
GENERAL PROVISIONS

4.1   Interpretation.

A.   When a reference is made in this Agreement to Schedules or Exhibits, such reference shall be to a Schedule or Exhibit to this Agreement unless otherwise indicated.

B.   The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation."

C.   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

D.   The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of this Agreement or the intent of any provisions hereof.

E.   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Party or Parties, or their personal representatives, successors and assigns may require.

F.   The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

4.2   Notice.

A.   All notices, demands or other communications given hereunder shall be in writing and shall be deemed to have been duly given on the first business day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

(1)   To Puget: Puget Technologies, Inc., 1200 North Federal Highway, Boca Raton, Florida 33432, USA.   Phone 561 210 8535.   information.puget@gmail.com

(2)   The Conditionally Converting Creditors:

    (a)   Hermann Burckhardt, 9796 NW 51 Terrace, Doral, Florida 33178.   786 394 3210.   hb@qestco.com

    (b)   Thomas Jaspers, 4675 S Yosemite Street, Unit 204; Denver Colorado 80237. 614-264-0070. tmj.pugettech@yahoo.com

    (c)   Alpere, Inc., a Nevada corporation; 226 S. Lindsey Street, Castle Rock, CO 80104; and, 3310 Rodd Field Road, Suite 11208; Corpus Christi Texas 78414, in each case, to the attention of Patrick A Hall, President

or such other address or to such other person as any Party shall designate to the other for such purpose in the manner hereinafter set forth.

B.   At the request of any Party, notice will also be provided by overnight delivery or e-mail, provided that a transmission receipt is retained.

4.3   Merger of All Prior Agreements Herein.

A.   This instrument, together with the instruments referred to herein, contains all of the understandings and agreements of the Parties with respect to the subject matter discussed herein.

B.   All prior agreements dealing with the subject matter of this Agreement, whether written or oral, are merged herein and shall be of no force or effect.

C.   Without limiting the generality of the foregoing, all the agreements referenced in the recital to this Agreement are hereby merged herein.

4.4   Survival.

The several representations, warranties and covenants of the Parties contained herein shall survive the execution hereof and shall be effective regardless of any investigation that may have been made or may be made by or on behalf of any Party.

4.5   Severability.

If any provision or any portion of any provision of this Agreement, other than one of the conditions precedent or subsequent, or the application of such provision or any portion thereof to any person or circumstance shall be held invalid or unenforceable, the remaining portions of such provision and the remaining provisions of this Agreement or the application of such provision or portion of such provision as is held invalid or unenforceable to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby.

Please Initial: Puget: _____ Burckhardt: _____ Jaspers: _____ Alpere: _____

4.6   Governing Law.

This Agreement shall be construed in accordance with the substantive and procedural laws of the State of Florida (other than those regulating Taxation and choice of law).

4.7   Indemnification.

A.   Each Party hereby irrevocably agrees to indemnify and hold the other Parties harmless from any and all liabilities and damages (including legal or other expenses incidental thereto), contingent, current, or inchoate to which they or any one of them may become subject as a direct, indirect or incidental consequence of any action by the indemnifying Party or as a consequence of the failure of the indemnifying Party to act, whether pursuant to requirements of this Agreement or otherwise.

B.   In the event it becomes necessary to enforce this indemnity through an attorney, with or without litigation, the successful Party shall be entitled to recover from the indemnifying Party, all costs incurred including reasonable attorneys' fees throughout any negotiations, trials or appeals, whether or not any suit is instituted.

4.8   Dispute Resolution.

A.   In any action between the Parties to enforce any of the terms of this Agreement or any other matter arising from this Agreement any proceedings pertaining directly or indirectly to the rights or obligations of the Parties hereunder shall, to the extent legally permitted, be held in Palm Beach County, Florida, and the prevailing Party shall be entitled to recover its costs and expenses, including reasonable attorneys' fees up to and including all negotiations, trials and appeals, whether or not any formal proceedings are initiated.

B.   In the event of any dispute arising under this Agreement, or the negotiation thereof or inducements to enter into the Agreement, the dispute shall, at the request of any Party, be exclusively resolved through the following procedures:

(1)   Mediation

(a)   First, the issue shall be submitted to mediation before a mediation service in Palm Beach County, Florida to be selected by lot from four alternatives to be provided, two by the Conditionally Converting Creditors and two by Puget.

(b)   The mediation efforts shall be concluded within ten business days after their initiation unless the Parties unanimously agree to an extended mediation period;

(2)   In the event that mediation does not lead to a resolution of the dispute then at the request of any Party, the Parties shall submit the dispute to binding arbitration before an arbitration service located in Palm Beach County, Florida to be selected by lot, from four alternatives to be provided, two by the Conditionally Converting Creditors and two by Puget.

    (3)   Expenses

        (a)   Expenses of mediation shall be borne equally by the Parties, if successful.

        (b)   Expenses of mediation, if unsuccessful and of arbitration shall be borne by the Party or Parties against whom the arbitration decision is rendered.

        (c)   If the terms of the arbitral award do not establish a prevailing Party, then the expenses of unsuccessful mediation and arbitration shall be borne equally by the Parties involved.

4.9 Benefit of Agreement.

The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the Parties, their successors, assigns, personal representatives, estate, heirs and legatees but are not intended to confer upon any other person any rights or remedies hereunder.

4.10 Further Assurances.

The Parties agree to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered and to perform all such acts and deliver all such deeds, assignments, transfers, conveyances, powers of attorney, assurances, stock certificates and other documents, as may, from time to time, be required herein to effect the intent and purpose of this Agreement.

4.11 Counterparts.

A.   This Agreement may be executed in any number of counterparts.

B.   All executed counterparts shall constitute one Agreement notwithstanding that all signatories are not signatories to the original or the same counterpart.

C.   Execution by exchange of internet transmission shall be deemed legally sufficient to bind the signatory; however, the Parties shall, for aesthetic purposes, prepare a fully executed original version of this Agreement which shall be the document filed with the Commission in under the Exchange Act.

The balance of this page is left intentionally blank, to be followed by the execution of this Agreement by the Parties.

Please Initial: Puget: _____ Burckhardt: _____ Jaspers: _____ Alpere: _____

IN WITNESS WHEREOF, Puget and the Conditionally Converting Creditors have caused this Agreement to be executed by themselves or their duly authorized respective officers, all as of the last date set forth below:

Signed, sealed and delivered
In Our Presence:

           PUGET TECHNOLOGIES, INC.

_____

_____   {Corporate Seal}   By: _____

Dated: _____   Hermann Burckhardt, President

                                                 Attest: _____

_____   Thomas Jaspers, Secretary

_____   _____

                                              Hermann Burckhardt, an individual,
Dated: _____   as one of the Conditionally Converting Creditors

State of Florida }
County of Dade } ss.:

On this 22th day of October, 2020, before me, a notary public in and for the county and state aforesaid, personally appeared Hermann Burckhardt, to me known, and known to me to be the president of Puget Technologies, Inc., the above-described corporation, and to me known to be the person who executed the foregoing instrument, and acknowledged the execution thereof to be his free act and deed individually and the free act and deed of Puget Technologies, Inc., for the uses and purposes therein mentioned.

In witness whereof, I have hereunto set my hand and affixed my notarial seal the day and year in this certificate first above written. My commission expires the ___day of _____, ____.

                            {Seal}

                                                  _____

                                                  Notary Public

_____

_____

Dated: _____   _____

                                                  Thomas Jaspers, an individual

State of Colorado   }
County of Denver   } ss.:

On this 22th day of October, 2020, before me, a notary public in and for the county and state aforesaid, personally appeared Thomas Jaspers, to me known, and to me known to be the person who executed the foregoing instrument, and acknowledged the execution thereof to be his free act and deed, for the uses and purposes therein mentioned.

In witness whereof, I have hereunto set my hand and affixed my notarial seal the day and year in this certificate first above written. My commission expires the ___ day of _____, ____.

{Seal}

_____
Notary Public

In Our Presence:

ALPERE, INC.
a Colorado corporation

_____

{Corporate Seal}

_____

By: _____
Patrick A Hall, President

Dated: _____

Attest: _____
Patrick A Hall, Secretary

State of Texas   }
County of Nueces   } ss.:

On this 22th day of October, 2020, before me, a notary public in and for the county and state aforesaid, personally appeared Patrick A Hall, to me known, and known to me to be the president and secretary of Alpere, Inc., the above-described corporation, and to me known to be the person who executed the foregoing instrument, and acknowledged the execution thereof to be his free act and deed, and the free act and deed of Alpere, Inc., for the uses and purposes therein mentioned.

In witness whereof, I have hereunto set my hand and affixed my notarial seal the day and year in this certificate first above written. My commission expires the ___ day of _____, ____.

{Seal}

_____
Notary Public

Exhibit 3(D)(6)
Alpere's Investment Letter

October 22, 2020

Hermann Burckhardt
President
Puget Technologies, Inc.
1200 North Federal Highway,
Boca Raton, Florida 33432

Email information.puget@gmail.com

Re.:   Conversion of Puget's Obligations for Puget's Securities

Dear Mr. Burckhardt:

I hereby certify and warrant that Alpere, Inc., a Colorado corporation ("Alpere") for which I serve as president, is relinquishing all rights to repayment of $600,000, together with accrued interest owed it by Puget, Corp., a publicly held Nevada corporation ("Puget"), in consideration for the issuance to Alpere of 633,518 shares of Puget Class B Convertible Preferred Stock.

The debt arose out of a Master Credit Agreement entered into by Puget on August 9, 2013 with Shield Investments Inc., a corporation of currently unknown corporate domicile ("Shield"), such agreement having been assigned by Shield to Rock Bay LLC (also a business entity whose corporate domicile is currently unknown; "Rock Bay") pursuant to a Debt Purchase and Assignment Agreement dated October 31, 2014, and, Rock Bay having been acquired by Alpere on August 18, 2015 with the Master Credit Agreement transferred by Rock Bay, LLC to Alpere, on that same date, which Master Credit Agreement was supplemented by a Securities Exchange and Settlement Agreement dated as of February 2, 2015 between Alpere and Puget, a copy of which was filed by the parties thereto with the United States Securities and Exchange Commission.   All of the foregoing are being merged into the conditional debt conversion agreement to which this letter relates.

I hereby certify under penalty of perjury that upon receipt of the Class B Convertible Preferred Stock, Alpere will be acquiring it for its own account for investment purposes without any intention of selling or distributing all or any part thereof. I represent and warrant that Alpere qualifies as an accredited investor (as that term is defined in Rule 501(a) of Regulation D promulgated under authority of the Securities Act of 1933, as amended [the "Securities Act"]) and that I, on Alpere's behalf, am sophisticated in financial affairs, or have relied on the advice of someone sophisticated in financial affairs, and that Alpere is able to bear the economic risks of this investment and I do not have any reason to anticipate any change in Alpere's circumstances, financial or otherwise, nor any other particular occasion or event which should cause Alpere to sell or distribute, or necessitate or require its sale or distribution of the Class B Convertible Preferred Stock. No one other than Alpere and its stockholders has any beneficial interest in the Class B Convertible Preferred Stock.

I further certify that I have consulted with Alpere's legal counsel who, after having been apprized by me of all the material facts surrounding this transaction, opined to Alpere, for the benefit of Puget, that this transaction was being effected in full compliance with the applicable securities laws of the Conditionally

Please Initial: Puget: _____ Burckhardt: _____ Jaspers: _____ Alpere: _____

Converting Creditor's state of domicile, based on the exemption provided by Rule 3E-500.005 promulgated under authority of Section 517.061(11) of the Securities Act of Florida.

I agree that Alpere will in no event sell or distribute any of the Class B Convertible Preferred Stock unless in the opinion of Puget's counsel (based on an opinion of the Conditionally Converting Creditor's legal counsel) the Class B Convertible Preferred Stock may be legally sold without registration under the Securities Act, and/or registration and/or other qualification under then-applicable State and/or Federal statutes, or the Class B Convertible Preferred Stock shall have been so registered and/or qualified and an appropriate prospectus, shall then be in effect.

I am fully aware that the Class B Convertible Preferred Stock is being offered and issued by Puget to Alpere in reliance on the exemption provided by Section 3(a)(9) or the Securities Act which exempts the sale of securities by an issuer solely in exchange for other outstanding securities of the issuer and without payment of any related commissions or consideration, based on my certifications and warranties on behalf of Alpere.

In connection with the foregoing, Alpere consents to Puget legending the Conditionally Converting Creditor's certificates representing the Class B Convertible Preferred Stock to indicate its investment intent and the restriction on transfer contemplated hereby and to Puget's placing a "stop transfer" order against the Class B Convertible Preferred Stock in Puget' securities transfer books until the conditions set forth herein shall have been met.

I acknowledge by my execution hereof that Alpere has had access to Puget's Exchange Act Reports, books, records and properties, and have inspected the same to my full and complete satisfaction prior to the Conditionally Converting Creditor's acquisition of the Class B Convertible Preferred Stock. I represent and warrant that because of my experience in business and investments, I am competent to make an informed investment decision with respect thereto on the basis of my inspection of Puget's records and my questioning of Puget's officers.

I further certify that Alpere's domicile is located at the address set forth in the Agreement.

Very truly yours,

Alpere, Inc.

Patrick A Hall
President